Prospectus Supplement filed under Rule 424(b)(3)

Registration No. 333-115812

Prospectus Supplement No. 4 dated May 10, 2005

(To Prospectus dated January 11, 2005)

24,085,891 Shares

Common Stock

This prospectus supplement to the prospectus dated January 11, 2005 relates to up to 24,085,891 shares of our common stock that may be disposed of from time to time by the selling shareholders.

This prospectus supplement should be read in conjunction with the prospectus dated January 11, 2005, the Prospectus Supplement No. 1 dated February 3, 2005, the Prospectus Supplement No. 2 dated February 14, 2005 and the Prospectus Supplement No. 3 dated February 15, 2005. The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated January 11, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 9, 2005

Tarantella, Inc.

(Exact name of registrant as specified in its charter)

California	000-21484	94-2549086
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

425 Encinal Street, Santa Cruz, CA	95060
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (831) 427-7222

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On May 9, 2005, Tarantella, Inc., a California corporation, entered into an Agreement and Plan of Merger with Sun Microsystems, Inc., a Delaware corporation, and Cha Cha Acquisition Corp., a California corporation and wholly-owned subsidiary of Sun, which we refer to below as the Merger Sub. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will be merged with and into Tarantella and Tarantella will become a wholly-owned subsidiary of Sun.

Under the terms of the merger agreement, each share of common stock of Tarantella outstanding at the time of the merger will be converted into the right to receive $0.90 in cash, without interest. All outstanding options held by employees of Tarantella that will continue to provide services to Sun after the closing of the merger will be assumed by Sun. All other outstanding options and warrants will be cashed out for the amount of cash, if any, by which $0.90 exceeds the exercise price of the option or warrant.

Tarantella and Sun have made customary representations, warranties and covenants in the merger agreement. The merger is subject to customary closing conditions, including shareholder approval by holders of Tarantella’s common stock, regulatory approvals, performance of covenants, obtaining third party consents, absence of government restraints and accuracy of representations and warranties.

Pursuant to the merger agreement, Tarantella has agreed that it will not, directly or indirectly, solicit, initiate or encourage any takeover proposal or enter into or participate in any discussions or negotiations regarding, or furnish to any third party any information with respect to, any takeover proposal. Prior to obtaining shareholder approval for the merger, Tarantella’s board of directors may nevertheless in response to a written bona fide takeover proposal that is unsolicited and Tarantella’s board of directors determines in good faith constitutes or is reasonably likely to lead to a superior acquisition proposal, (i) provide information regarding Tarantella to the third party making the takeover proposal provided the information is subject to confidentiality restrictions and is provided to Sun on a concurrent basis and (ii) participate in discussions or negotiations with the third party making the takeover proposal.

Tarantella and Sun have agreed to negotiate in good faith to execute a commercially reasonable software license and development agreement within five business days of May 9, 2005, which agreement will provide that: (a) Sun will pay Tarantella $500,000 upon each of the execution of the merger agreement and upon July 1, 2005, and will pay Tarantella $250,000 upon each of July 29, 2005, August 12, 2005, August 26, 2005 and September 10, 2005 so long as Tarantella is in material compliance with the agreement; (b) Tarantella will provide non-recurring, time-based engineering services and product resale licenses for Tarantella’s Secure Global Desktop product in consideration for such payments; and (c) Sun’s obligation to continue payments to Tarantella, and Tarantella’s obligation to provide engineering services under the agreement, will terminate upon the first to occur of the closing of the merger or the termination of the merger agreement in accordance with its terms.

The merger agreement contains certain termination rights for both Sun and Tarantella and further provides that, upon termination of the merger agreement under specified circumstances, Tarantella must pay Sun a termination fee of $1.2 million. The merger is expected to close in the third quarter of 2005, although there can be no assurances that the merger will close in that time period.

Tarantella, its directors and executive officers may be soliciting proxies from Tarantella shareholders in favor of the adoption of the merger agreement and the approval of the merger, including Francis E. Wilde (Chief Executive Officer, President and Director), John M. Greeley (Senior Vice President and Chief Financial Officer), E. Joseph Vitetta Jr. (Vice President, Corporate Development, Corporate Secretary and Managing Director of EMEA), Steve Bannerman (Vice President, Sales), Alok Mohan (Director), Douglas L. Michels (Director), Gilbert P. Williamson (Director), Ronald Lachman

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(Director), Ninian Eadie (Director) and Bruce Ryan (Director). Certain information concerning the participants in the solicitation is set forth below. Additional information will be set forth in the proxy statement that is expected to be filed with the Securities and Exchange Commission, or SEC, in connection with the transactions contemplated by the merger agreement. These individuals, holding an aggregate of approximately 4.7% of Tarantella’s actually outstanding common stock, have entered into voting agreements with Sun and have delivered irrevocable proxies to Sun, pursuant to which they have agreed to vote their Tarantella shares in favor of adoption of the merger agreement, approval of the merger and related matters. These individuals also agreed not to initiate or encourage any takeover proposal with respect to Tarantella.

The foregoing description of the merger agreement and the voting agreements is qualified in its entirety by reference to the merger agreement and the form of voting agreement that are filed as Exhibit 2.1 and Exhibit 2.2 hereto, respectively, and are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the merger, Tarantella will be filing a proxy statement and other relevant documents concerning the transaction with the SEC. SHAREHOLDERS OF TARANTELLA ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations, Tarantella, Inc., 425 Encinal Street, Santa Cruz, CA 95060 (Telephone: (831) 427-7222).

In addition, documents filed with the SEC by Tarantella will be available free of charge at the SEC’s web site at www.sec.gov. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of Tarantella in connection with the transaction, and their interests in the solicitation, will be set forth in a proxy statement that will be filed by Tarantella with the SEC.

Item 8.01	Other Events.

On May 10, 2005, Sun and Tarantella issued a press release announcing the signing of the merger agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

c.	Exhibits

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of May 9, 2005, by and among Sun Microsystems, Inc., Cha Cha Acquisition Corporation and Tarantella, Inc.

2.2	Form of Voting Agreement, dated as of May 9, 2005, entered into by and among Sun Microsystems, Inc., Tarantella, Inc. and certain shareholders of Tarantella, Inc.

99.1	Joint press release of Sun Microsystems, Inc. and Tarantella, Inc. dated May 10, 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARANTELLA, INC. (Registrant)

Date:	May 10, 2005	By:	/s/ John M. Greeley
John M. Greeley
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of May 9, 2005, by and among Sun Microsystems, Inc., Cha Cha Acquisition Corporation and Tarantella, Inc.

2.2	Form of Voting Agreement, dated as of May 9, 2005, entered into by and among Sun Microsystems, Inc., Tarantella, Inc. and certain shareholders of Tarantella, Inc.

99.1	Joint press release of Sun Microsystems, Inc. and Tarantella, Inc. dated May 10, 2005.

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SUN MICROSYSTEMS, INC.

CHA CHA ACQUISITION CORPORATION

AND

TARANTELLA, INC.

Dated as of May 9, 2005

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ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		37

3.1	Organization	37
3.2	Authority; Necessary Consents	37
3.3	Capital Resources	38
3.4	Information Supplied	38

ARTICLE IV CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME		38

4.1	Conduct of Business by the Company.	38
4.2	Procedures for Requesting Parent Consent	41

ARTICLE V ADDITIONAL AGREEMENTS		42

5.1	Proxy Statement	42
5.2	Meeting of Company Shareholders; Board Recommendation	42
5.3	Acquisition Proposals	43
5.4	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	47
5.5	Public Disclosure	48
5.6	Regulatory Filings; Reasonable Efforts	48
5.7	Notification of Certain Matters	50
5.8	Third-Party Consents	50
5.9	Equity Awards and Employee Matters	50
5.10	Form S-8	52
5.11	Indemnification	53
5.12	Company Rights Plan	54
5.13	Section 16 Matters	54
5.14	FIRPTA Compliance	54
5.15	Insurance Approval	54
5.16	Negotiations Regarding Commercial Arrangement	54

ARTICLE VI CONDITIONS TO THE MERGER		55

6.1	Conditions to the Obligations of Each Party to Effect the Merger	55
6.2	Additional Conditions to the Obligations of Parent	55
6.3	Additional Conditions to the Obligations of the Company	56

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		57

7.1	Termination	57
7.2	Notice of Termination; Effect of Termination	58
7.3	Fees and Expenses	59
7.4	Amendment	60
7.5	Extension; Waiver	60

ARTICLE VIII GENERAL PROVISIONS		60

8.1	Non-Survival of Representations and Warranties	60
8.2	Notices	60

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8.3	Interpretation; Knowledge	61
8.4	Counterparts	62
8.5	Entire Agreement; Third-Party Beneficiaries	62
8.6	Severability	63
8.7	Other Remedies	63
8.8	Governing Law	63
8.9	Rules of Construction	63
8.10	Assignment	63
8.11	Waiver of Jury Trial	63

Exhibit A	Voting Agreement
Exhibit B	Third Party Consents
Exhibit C	Contract Modifications

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INDEX OF DEFINED TERMS

401(k) Plans	5.9(d)
Acquisition Proposal	5.3(g)(i)
Acquisition	7.3(b)(iii)
Action of Divestiture	5.6(e)
Agreement of Merger	1.2
Agreement	Preamble
Business Day	1.2
California Law	Recitals
Certificates	1.8(c)
Change of Recommendation Notice	5.3(d)(iii)
Change of Recommendation	5.3(d)
Closing	1.2
Closing Date	1.2
COBRA	2.15(a)
Code	1.8(d)
Company Balance Sheet	2.4(b)
Company Board Approval	2.21
Company Charter Documents	2.1(b)
Company Common Stock	1.6(a)
Company Disclosure Letter	Article II Preamble
Company Employee Plan	2.15(a)
Company Environmental Permits	2.12(c)
Company Financials	2.4(b)
Company Intellectual Property	2.8(a)
Company Material Contract	2.16(a)
Company Options	2.2(c)
Company Preferred Stock	2.2(a)
Company Products	2.8(a)
Company Purchase Plans	1.6(f)
Company Registered Intellectual Property	2.8(a)
Company Rights Agreement	2.2(a)
Company Rights	2.2(a)
Company SEC Reports	2.4(a)
Company Stock Option Plans	2.2(c)
Company Unvested Common Stock	1.6(b)
Company Warrants	1.6(c)
Company	Preamble
Confidentiality Agreement	5.4(a)
Contract	2.2(b)
Customary Severance Practices	2.15(h)
Customer Information	2.7(d)

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Dissenting Shares	1.7(a)
DOJ	2.3(c)
DOL	2.15(a)
Effect	8.3(c)
Effective Time	1.2
Employee Agreement	2.15(a)
Employee	2.15(a)
End Date	7.1(b)
ERISA Affiliate	2.15(a)
ERISA	2.15(a)
Exchange Act	2.3(c)
Exchange Agent	1.8(a)
Exchange Fund	1.8(b)
Export Approvals	2.18(a)
Fairness Opinion	2.22
FCPA	2.19
FTC	2.3(c)
GAAP	2.4(b)
Governmental Authorizations	2.9
Governmental Entity	2.3(c)
Hazardous Material	2.12(a)
Hazardous Materials Activities	2.12(b)
HSR Act	2.3(c)
Include, Includes, Including	8.3(a)
Indemnified Parties	5.11(a)
Intellectual Property Rights	2.8(a)
Intellectual Property	2.8(a)
International Employee Plan	2.15(a)
IRS	2.15(a)
Knowledge	8.3(b)
Lease Documents	2.7(b)
Leased Real Property	2.7(a)
Legal Requirements	2.2(e)
Liens	2.1(c)
Material Adverse Effect	8.3(c)
Merger Consideration	1.6(a)
Merger Sub Common Stock	1.6(e)
Merger Sub	Preamble
Merger	1.1
Necessary Consents	2.3(c)
Non-Employee Options	1.6(c)
Open Source	2.8(t)
Option Ratio	5.9(a)
Parent Common Stock	5.1

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Parent	Preamble
PBGC	2.15(a)
Pension Plan	2.15(a)
Person	8.3(d)
Proxy Statement	2.20
PTO	2.8(b)
Registered Intellectual Property	2.8(a)
Returns	2.6(b)(i)
Securities Acts	2.4(a)
Shareholders’ Meeting	5.2(a)
Shrink-Wrapped Code	2.8(a)
Source Code	2.8(a)
Subsidiary Charter Documents	2.1(b)
Subsidiary	2.1(a)
Superior Offer	5.3(g)(ii)
Surviving Corporation	1.1
Tax	2.6(a)
Taxes	2.6(a)
Termination Fee	7.3(b)(i)
the business of	8.3(a)
Trade Secrets	2.8(a)
Triggering Event	7.1
Voting Agreements	Recitals
Voting Debt	2.2(d)
WARN	2.15(a)

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 9, 2005, by and among Sun Microsystems, Inc., a Delaware corporation (“Parent”), Cha Cha Acquisition Corporation, a California corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and Tarantella, Inc., a California corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and shareholders that Parent and the Company consummate the business combination and other transactions provided for herein.

B. The respective Boards of Directors of Merger Sub and the Company have approved, in accordance with the California Corporations Code (“California Law”), this Agreement and the transactions contemplated hereby, including the Merger.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, all executive officers and directors of the Company are entering into a Voting Agreement and irrevocable proxy in substantially the form attached hereto as Exhibit A (the “Voting Agreements”).

D. The Board of Directors of the Company has resolved to recommend to its shareholders approval and adoption of this Agreement and approval of the Merger.

E. Parent, as the sole shareholder of Merger Sub, has approved and adopted this Agreement and approved the Merger.

F. Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of California Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of

Parent. The surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing an Agreement of Merger consistent with this Agreement and in form and substance satisfactory to the parties hereto together with accompanying officers’ certificates with the Secretary of State of the State of California in accordance with the relevant provisions of California Law (the “Agreement of Merger”) (the time of such filing with the Secretary of State of the State of California (or such later time as may be agreed in writing by the Company and Parent and specified in the Agreement of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date. The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing; provided, however, that the Closing shall not occur on a date that is during the last 15 Business Days prior to the last Business Day of a fiscal quarter of Parent. The date on which the Closing occurs is referred to herein as the “Closing Date.” “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which Parent is closed for business or banking institutions located in San Francisco, California, are authorized or obligated by law or executive order to close.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Articles of Incorporation and Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Articles of Incorporation of the Company shall be amended and restated in their entirety to be identical to the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with California Law and as provided in such Articles of Incorporation; provided, however, that at the Effective Time, Article I of the Articles of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Tarantella, Inc.” and the Articles of Incorporation shall be amended so as to comply with Section 5.11(a). Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with California Law and as provided in such Bylaws; provided, however, that at the Effective Time, the Bylaws shall be amended so as to comply with Section 5.11(a).

1.5 Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. Unless otherwise determined by Parent prior to the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed. In addition, unless otherwise determined by Parent prior to the Effective Time, Parent, the Company and the Surviving Corporation shall cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers, respectively of each of the Company’s Subsidiaries immediately after the Effective Time, each to hold office as a director of each such Subsidiary in accordance with the provisions of the laws of the respective jurisdiction of organization and the respective bylaws or equivalent organizational documents of each such Subsidiary.

1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a) Company Common Stock. Each share of the Common Stock, no par value, of the Company (together with the associated Company Right under the Company Rights Agreement) (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(d) or Dissenting Shares as provided in Section 1.7, will be canceled and extinguished and automatically converted into the right to receive an amount of cash equal to $0.90, without interest (such amount of cash hereinafter referred to as the “Merger Consideration”) upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

(b) Repurchase Rights. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are subject to a repurchase right in favor of the Company, risk of forfeiture to the Company or other similar condition under any applicable restricted stock purchase agreement or other agreement with the Company (“Company Unvested Common Stock”) which right, risk of forfeiture or other similar condition is not terminated as of the Effective Time, then, the amounts payable with respect to such shares of Company Unvested Common Stock pursuant to the provisions of Section 1.6(a) shall be withheld and retained by Parent and shall be subject to permanent retention by Parent (i.e., forfeiture by the former holder of such shares of Company Unvested Common Stock) on the same terms that governed such Company Unvested Common Stock prior to the Effective Time. Parent shall hold the cash so withheld for the benefit of such former holder (unless such cash is forefeited and permanently retained by Parent as set forth herein) of Company Unvested Common Stock until such cash is no longer subject to retention by Parent, at which time such withheld cash will be paid to such former holder of the applicable Company Unvested Common Stock on a monthly basis as reasonably determined by Parent.

(c) Company Warrants and Non-Employee Options. Following the Effective Time, all outstanding warrants to purchase Company Common Stock (“Company Warrants”) shall represent only the right, upon the valid exercise thereof, if any, to receive the Merger Consideration payable upon the shares of Company Common Stock previously issuable upon exercise of such Company Warrants and shall in no event be exercisable for any equity securities of Parent, the Company or any of their Subsidiaries. In addition, the Company shall use commercially reasonable efforts to have all holders of Company Warrants either fully exercise such Company Warrants prior to the Effective Time or agree that such Company Warrants shall be terminated upon the Effective Time, provided that the holder of any such terminated Company Warrant shall be entitled to receive following the Effective Time upon surrender of the certificate representing such Company Warrant in accordance with Section 1.8 an amount equal to the product of (x) the number of shares of Company Common Stock issuable upon exercise of such Company Warrant multiplied by (y) the excess, if any, of the per share Merger Consideration over the per share exercise price in effect for such Company Warrant. At the Effective Time, each Company Option held by any person other than an employee of the Company or any of its Subsidiaries (each such Company Option, a “Non-Employee Option”) that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each Non-Employee Option shall be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) the number of shares of Company Common Stock as to which such Company Option was vested and exercisable immediately prior to the Effective Time (giving effect to any acceleration of vesting resulting from the Merger), and (ii) the per share Merger Consideration minus the exercise price of such Company Option immediately prior to the Effective Time (the “Non-Employee Option Cash-Out Amount”); provided, however, that if the per share Merger Consideration does not exceed the exercise price of such Non-Employee Option immediately prior to the Effective Time, the Non-Employee Option Cash-Out Amount for such Non-Employee Option shall be zero; provided further, that nothing in this Section 1.6(c) shall prohibit the holder of a Non-Employee Option from exercising such Non-Employee Option prior to the Effective Time in accordance with its terms. Prior to the Effective Time, the Company shall timely deliver any notices to holders of Non-Employee Options as may be required by the terms of the Stock Option Plans. Any materials to be submitted to the holders of Company Warrants or Non-Employee Options shall be subject to review and approval by Parent.

(d) Cancellation of Treasury and Parent Owned Stock. Each share of Company Common Stock held by Company or Parent or any direct or indirect wholly-owned Subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Capital Stock of Merger Sub. Each share of common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(f) Employee Stock Options; Employee Stock Purchase Plans. At the Effective Time, all Company Options, other than Non-Employee Options, outstanding under each Company Stock Option Plan shall be assumed by Parent in accordance with Section 5.9. Rights outstanding under the Company’s Employee Stock Purchase Plan and any other employee stock purchase plan of the Company (collectively, the “Company Purchase Plans”) shall be treated as set forth in Section 5.9(c).

(g) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

1.7 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Common Stock held by a holder who has not effectively withdrawn or lost such holder’s dissenters’ rights under Chapter 13 of California Law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Common Stock set forth in Section 1.6, but the holder thereof shall only be entitled to such rights as are provided by California Law.

(b) Notwithstanding the provisions of Section 1.7(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s dissenters’ rights under California Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Common Stock, as applicable, set forth in Section 1.6, without interest thereon, upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of California Law, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any holder of Company Common Stock with respect to such demands shall be submitted to Parent in advance and shall not be presented to any holder of Company Common Stock prior to the Company receiving Parent’s consent.

1.8 Surrender of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) for the Merger.

(b) Parent to Provide Cash. Prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent that shall provide that Parent shall, within two Business Days following the Effective Time, make available to the Exchange Agent for exchange in accordance with this Article I, the Merger Consideration payable pursuant to Section 1.6(a) in exchange for outstanding shares of Company Common Stock. Any cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c) Exchange Procedures. As soon as practicable following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a), Non-Employee Options or Company Warrants whose Non-Employee Options or Company Warrants were converted into the right to receive cash as provided in Section 1.6(c): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, Non-Employee Options or Company Warrants shall pass, only upon delivery of the Certificates, Non-Employee Options or Company Warrants to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates, Non-Employee Options or Company Warrants in exchange for cash constituting the Merger Consideration. Upon surrender of Certificates, Non-Employee Options or Company Warrants for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates, Non-Employee Options or Company Warrants shall be entitled to receive in exchange therefor the cash as provided in Section 1.6, and the Certificates, Non-Employee Options or Company Warrants so surrendered shall forthwith be canceled. Subject to the terms and conditions of this Article I, Parent shall cause the Exchange Agent to pay the Merger Consideration as provided in Section 1.6. Until so surrendered, outstanding Certificates, Non-Employee Options or Company Warrants will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the cash as provided in Section 1.6 into which such shares of Company Common Stock, Non-Employee Options or Company Warrants shall have been so converted.

(d) Required Withholding. Each of the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock, Company Options or Company Warrants such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”) or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock or Company Warrants for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Expenses; Investment of Exchange Fund. The expenses of the Exchange Agent shall not be paid from the Exchange Fund but shall be paid directly by the Surviving Corporation or Parent. If the amount of cash in the Exchange Fund is insufficient to pay all of the amounts required to be paid pursuant to Section 1.6, Parent, from time to time after the Effective Time, shall deposit additional cash with the Exchange Agent sufficient to make all such payments. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to Company securityholders pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to Company securityholders pursuant to this Article I shall promptly be paid to Parent.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates, Non-Employee Options or Company Warrants one year after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates, Non-Employee Options or Company Warrants who have not surrendered such Certificates, Non-Employee Options or Company Warrants in compliance with this Section 1.8 shall after such delivery to Surviving Corporation look only to the Surviving Corporation solely as general creditors for the cash into which such Certificates, Non-Employee Options or Company Warrants have been converted (which shall not accrue interest) pursuant to Section 1.6(a) or Section 1.6(c) with respect to the shares of Company Common Stock, Non-Employee Options or Company Warrants formerly represented thereby.

1.9 No Further Ownership Rights in Company Common Stock, Non-Employee Options or Company Warrants. All consideration paid pursuant hereto upon the surrender for exchange of shares of Company Common Stock, Non-Employee Options or Company Warrants in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, Non-Employee Options or Company Warrants, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock, Non-Employee Options or Company Warrants which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates, Non-Employee Options or Company Warrants are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.10 Lost, Stolen or Destroyed Certificates, Non-Employee Options or Company Warrants. In the event any Certificates, Non-Employee Options or Company Warrants shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, Non-Employee Options or Company Warrants, upon the making of an affidavit of that fact by the holder thereof, such cash payable pursuant to Section 1.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates, Non-Employee Options or Company Warrants to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Exchange Agent with respect to the

Certificates, Non-Employee Options or Company Warrants alleged to have been lost, stolen or destroyed.

1.11 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter (referencing the appropriate section, subsection, paragraph and subparagraph numbers; provided, that disclosure in any section of such letter shall be deemed to be disclosed with respect to any other section of Article II of this Agreement to the extent that it is readily apparent from the face of such disclosure that such disclosure is applicable to such other section) supplied by Company to Parent dated as of the date hereof and certified by a duly authorized executive officer of Company (the “Company Disclosure Letter”), as follows:

2.1 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company and each of its Subsidiaries (i) is a corporation or other organization duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted and as currently proposed to be conducted, and (iii) is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business makes such qualification or licensing necessary, except for such failures to be so organized, qualified or in good standing as are not material to the Company and its Subsidiaries. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation, association, business entity, partnership, limited liability company or other Person of which such party, either alone or together with one or more Subsidiaries or by one or more Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

(b) Charter Documents. The Company has delivered to Parent (i) a true and correct copy of the articles of incorporation and bylaws of the Company, each as amended to date

(collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in violation of its respective Subsidiary Charter Documents.

(c) Subsidiaries. Section 2.1(c) of the Company Disclosure Letter sets forth each Subsidiary of the Company. The Company is the owner of all the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary and all such shares have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person, except for passive investments of less than 1% in the equity interests of public companies as part of the Company’s cash management program.

2.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of Company consists of: (i) 100,000,000 shares of Company Common Stock, no par value and (ii) 20,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”). Each share of Company Common Stock trades with one preferred stock purchase right (the “Company Rights”) issued pursuant to the Preferred Stock Rights Agreement dated as of September 16, 1997 between the Company and Equiserve L.P., as amended (the “Company Rights Agreement”). At the close of business on May 5, 2005: (i) 27,994,937 shares of Company Common Stock were issued and outstanding, excluding shares of Company Common Stock held by the Company in its treasury, (ii) no shares of Company Common Stock were issued and held by the Company in its treasury and (iii) no shares of Company Preferred Stock were designated, issued or outstanding. No shares of Company Common Stock are owned or held by any Subsidiary of the Company. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company Charter Documents, or any agreement to which the Company is a party or by which it is bound.

(b) Company Unvested Common Stock. Section 2.2(b) of the Company Disclosure Letter sets forth a list of each holder of Company Unvested Common Stock and (i) the name and address of the holder of such Company Unvested Common Stock, (ii) the number of shares of Company Unvested Common Stock held by such holder, (iii) the repurchase price of such Company Unvested Common Stock, (iv) the date on which such Company Unvested Common Stock was purchased or granted, (v) the applicable vesting schedule pursuant to which the Company’s right of repurchase or forfeiture lapses, (vi) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof and whether such right of repurchase or forefeiture will be accelerated or otherwise affected by the transactions contemplated hereby, (vii) to the Knowledge of the Company, whether or not the holder of such shares of Company Unvested Common Stock has made a timely election with the Internal Revenue Service under Section 83(b) of the Code with respect to such Company Unvested Common Stock and (viii) whether or not the holder of such shares of Company Unvested Common Stock is an employee of the Company or one of its Subsidiaries. There are no commitments or agreements of any character to which the Company is bound obligating the Company to waive its right of repurchase or forfeiture with respect to any Company Unvested Common Stock as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(c) Company Options and Company Warrants. As of the close of business on May 6, 2005: (i) 2,232,723 shares of Company Common Stock are issuable upon the exercise of outstanding options to purchase Company Common Stock under the Company’s 2002 Incentive Stock Option Plan, 2003 Director Option Plan and 2003 Stock Option Plan (collectively, the “Company Stock Option Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise granted under or pursuant to the Company Stock Option Plans are referred to in this Agreement as “Company Options”); (ii) as of May 5, 2005, 1,341,377 shares of Company Common Stock were available for future grant under the Company Stock Option Plans; (iii) 264,625 shares of Company Common Stock are issuable under the Company Purchase Plans; (iv) no shares of Company Common Stock are issuable pursuant to outstanding options to purchase Company Common Stock (A) which are issued other than pursuant to the Company Stock Option Plans and (B) other than shares reserved for issuance under the Company Purchase Plans; and (v) 5,338,216 shares of Company Common Stock were issuable upon the exercise of Company Warrants. Section 2.2(c) of the Company Disclosure Letter sets forth a list of each outstanding Company Option and Company Warrant: (a) the particular Company Stock Option Plan (if any) pursuant to which any such Company Option was granted, (b) the name of the holder of such Company Option or Company Warrant and whether such holder is an employee of the Company or one of its Subsidiaries, (c) the number of shares of Company Common Stock subject to such Company Option or Company Warrant, (d) the exercise price of such Company Option or Company Warrant, (e) the date on which such Company Option or Company Warrant was granted, (f) the applicable vesting schedule, if any, and the extent to which such Company Option or Company Warrant is vested and exercisable as of the date hereof, (g) the date on which such Company Option or Company Warrant expires and (h) in the case of Company Options, whether such Company Option is an incentive stock option as defined in Section 422 of the Code and/or is subject to Section 409 of the Code. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, the Company Purchase Plans and the Company Warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). As of the end of the most recent bi-weekly payroll period ending prior to the date hereof, the aggregate amount credited to the accounts of participants in the Company Purchase

Plans was $3,337.81 and the aggregate amount credited to such accounts for such bi-weekly payroll period was $227.65. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(d) Voting Debt. No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the date hereof (collectively, “Voting Debt”).

(e) Other Securities. As of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking. All outstanding shares of Company Common Stock, Company Options, Company Warrants and all outstanding shares of capital stock of each Subsidiary of the Company have been issued, granted or repurchased in compliance with (i) all applicable securities laws and all other applicable Legal Requirements except as would not reasonably be expected to be material to the Company and its Subsidiaries and (ii) all requirements set forth in applicable Contracts. Except for shares of Company Unvested Common Stock, there are no outstanding Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (ii) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Knowledge of the Company, other than the Company Voting Agreements and the irrevocable proxies granted pursuant to the Company Voting Agreements, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(f) Section 2.2(f) of the Company Disclosure Letter sets forth (i) a schedule of all payments made by the Company pursuant to Section 1.7 of the Agreement and Plan of Reorganization by and among the Company, a subsidiary of the Company and New Moon Systems, Inc., date as of May 29, 2003, together with all “New Moon Product Revenues” (as defined therein) recognized by the Company in connection with such payments, (ii) all “New Moon Product Revenues” (as defined therein) recognized by the Company prior to the date hereof as to which payment has not yet been made pursuant to such Section 1.7 and (iii) any obligations of the Company for any future minimum royalty payments pursuant to such Section 1.7.

2.3 Authority; No Conflict; Necessary Consents.

(a) Authority. The Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Merger, to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders as contemplated in Section 5.2. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders and the filing of the Agreement of Merger pursuant to California Law. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or Series of Company capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement and the Merger have been unanimously approved by the Board of Directors of the Company. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by Parent and Merger Sub constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(b) No Conflict. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible) is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract, except in the case of clause (ii) or (iii) of this Section 2.3(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses which would not reasonably be expected to be material to the Company and its Subsidiaries. Section 2.3(b) of the Company Disclosure Letter also lists any additional consents, waivers and approvals under any of the Company’s or any of its Subsidiary’s Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to the Company, Parent or the Surviving Corporation as a result of the Merger.

(c) Necessary Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body legitimately exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby and thereby, except for (i) the filing of the Agreement of Merger with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) the filing of the Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the filing of any Notification and Report Forms with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) if required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and the expiration or termination of the applicable waiting period, if any, under the HSR Act and such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under the foreign merger control regulations identified in Section 2.3(c) of the Company Disclosure Letter, and (iv) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not be material to the Company or Parent or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, waiver, approval, order, authorization, registration, declaration or filing. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iv) are referred to herein as the “Necessary Consents.”

2.4 SEC Filings; Financial Statements; Internal Controls.

(a) SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2002. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (and, together with the unaudited balance sheet, unaudited income statement and unaudited statement of cash flows for the Company’s fiscal quarter ended March 31, 2005 provided to Parent, the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly and accurately presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated. The Company does not intend to correct or restate, nor, to the Company’s Knowledge, is there any basis for any correction or restatement of, any aspect of the Company Financials. The balance sheet of the Company contained in the Company SEC Reports as of December 31, 2004 is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials, since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a consolidated balance sheet or in the related notes to the consolidated financial statement prepared in accordance with GAAP, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with practices or liabilities incurred in connection with this Agreement. The Company has not had any material disagreement with any of its auditors regarding accounting matters or policies during any of its past three full years or during the current fiscal year-to-date which disagreements would require disclosure to the Company’s board of directors. The books and records of the Company and each Subsidiary have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements and the Financial Statements are consistent with such books and records.

(c) The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Company Financials), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the material assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries (including any Employee thereof) nor, to the Company’s Knowledge, the Company’s independent auditors, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.5 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet until the date hereof, there has not been, accrued or arisen:

(a) entry by the Company or any of its Subsidiaries into any new line of business;

(b) any event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect on the Company;

(c) any acquisition by the Company or any Subsidiary of, or agreement by the Company or any Subsidiary to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities that are material, individually or in the aggregate, to the business of the Company or its Subsidiaries.

(d) any expenditure, transaction or commitment exceeding $250,000 individually or $500,000 in the aggregate;

(e) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;

(f) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock;

(g) any granting by the Company or any of its Subsidiaries of any increase in compensation or fringe benefits or any payment by the Company or any of its Subsidiaries of any bonus or any payment (whether in cash or equity) or increase by the Company or any of its Subsidiaries of severance payment, termination payments or bonus payment or any entry by the Company or any of its Subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (either alone or upon the occurrence of additional or subsequent events;

(h) entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property other than licenses and other agreements entered into in the ordinary course of business consistent with past practice;

(i) any amendment or consent with respect to any Company Material Contract in effect as of and after the date of the Company Balance Sheet;

(j) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

(k) any debt, capital lease or other debt or equity financing transaction by the Company or any of its Subsidiaries or entry into any agreement by the Company or any of its Subsidiaries in connection with any such transaction;

(l) entry into any new customer, reseller or distributor agreement or amendment of any such agreement or any refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice;

(m) any material change in the level of product returns or factors influencing allowance for doubtful accounts experienced by the Company or any of its Subsidiaries;

(n) any termination of any material Contract to which the Company or any of its Subsidiaries was a party or by which it was bound which was in effect as of the date of the Company Balance Sheet;

(o) any material restructuring activities by the Company or any of its Subsidiaries, including any material reductions in force, lease terminations, restructuring of contracts or similar actions;

(p) any sale, lease, license, encumbrance or other disposition of any properties or assets except the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries or the licenses of current Company Products, in each case, in the ordinary course of business and in a manner consistent with past practice;

(q) any adoption of or change in any material election in respect of Taxes, adoption or change in any material accounting method in respect of Taxes, agreement or settlement of any material claim or assessment in respect of Taxes, or extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes; or

(r) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice.

2.6 Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) The Company and each of its Subsidiaries have timely filed all material federal, state, local and foreign returns, estimates, information statements and reports and all other filings (“Returns”) relating to Taxes required to be filed by the Company or any of its Subsidiaries with any Tax authority. Such Returns are true and correct in all material respects and have been completed in accordance with applicable Legal Requirements and the Company and each of its Subsidiaries have timely paid or withheld and paid to the appropriate Governmental Entity all Taxes shown to be due on such Returns.

(ii) Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax, nor is there any Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iii) No audit or other examination of any Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(iv) Neither the Company nor any of its Subsidiaries has any liabilities for unpaid Taxes which have not been accrued or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

(v) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, (c) any liability for the Taxes of any person (other than Company or any of its Subsidiaries), under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law including any arrangement for group or consortium Tax relief or similar arrangement), as a transferee or successor, by contract or agreement, or otherwise and (d) to the Company’s Knowledge, ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(vi) No adjustment relating to any Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority to the Company or any of its Subsidiaries or any representative thereof.

(vii) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(viii) None of the Company or any of its Subsidiaries has engaged in a transaction that the Internal Revenue Service has determined to be a Tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(c) Executive Compensation Tax. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any Employee of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

2.7 Title to Properties; Customer Information.

(a) Properties. Neither the Company nor any of its Subsidiaries owns any real property, nor has the Company or any of its Subsidiaries ever owned any real property. Section 2.7 of the Company Disclosure Letter sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of their business (the “Leased Real Property”). All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not with respect to the Company or any of its Subsidiaries or to the Knowledge of the Company with respect to any other contracting party, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). No parties other than the Company or any of its Subsidiaries have a right to occupy any of the Leased Real Property. The Leased Real Property and the physical assets of the Company and its Subsidiaries are in good condition and repair and regularly maintained in accordance with standard industry practice and, to the Knowledge of the Company, the Leased Real Property is in compliance, in all material respects, with Legal Requirements. Neither the Company nor any of its Subsidiaries will be required to incur any material cost or expense for any restoration or surrender obligations upon the expiration or earlier termination of any leases or other occupancy agreements for the Leased Real Property.

(b) Documents. The Company has provided or made available to Parent true, correct and complete copies of all leases, lease guaranties, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Documents”); and there are no other Lease Documents affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound, other than those provided or made available to Parent as required by this Section 2.7(b).

(c) Valid Title. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except (i) for such properties and tangible assets as are no longer used or usable in the conduct of the business of the Company or its Subsidiaries or have been disposed of in the ordinary course of business, (ii) as reflected in the Company Balance Sheet, (iii) Liens for Taxes not yet due and payable and statutory Liens securing payments not yet due, and (iv) such imperfections of title and encumbrances, if any, which do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby.

(d) Customer Information. The Company and each of its Subsidiaries has sole and exclusive ownership, free and clear of any Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”). No person other than the Company or its Subsidiaries possesses any claims or rights with respect to use of the Customer Information.

2.8 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned by, or claimed to be owned by, or exclusively licensed to, the Company or its Subsidiaries.

“Company Products” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and any of its Subsidiaries, other than those Unix products identified on Schedule 2.8(a) as having been sold by the Company to The SCO Group, Inc.

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

“Intellectual Property” shall mean any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, maskworks, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, (iii) the protection of trade and industrial secrets and confidential information (“Trade Secrets”), (iv) other proprietary rights relating to intangible intellectual property, (v) trademarks, trade names and service marks, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vii) analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

“Registered Intellectual Property” shall mean applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other public or quasi-public legal authority.

“Shrink-Wrapped Code” means generally commercially available binary code (other than development tools and development environments) where available for a cost of not more than U.S. $10,000 for a perpetual license for a single user or work station (or $75,000 in the aggregate for all users and work stations).

“Source Code” shall mean computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(b) Registered Intellectual Property; Proceedings. Section 2.8(b) of the Company Disclosure Letter (i) lists all Company Registered Intellectual Property and (ii) lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) in which any of the Company Registered Intellectual Property is involved.

(c) Company Products. Section 2.8(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all current Company Products.

(d) Registration. Each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Company Registered Intellectual Property.

(e) Further Actions. There are no actions that must be taken by the Company or any of its Subsidiaries within 120 days of the date hereof, including the payment of any registration,

maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(f) Assignments and Recordation. In each case in which the Company or any of its Subsidiaries has acquired any ownership of Intellectual Property Rights from any Person, the Company or such Subsidiary, as the case may be, has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property and the associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company or such Subsidiary, as the case may be, and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company or such Subsidiary, as the case may be, has recorded each such assignment with the relevant governmental authorities, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(g) Transferability. All material Company Intellectual Property will be fully transferable, alienable or licensable by Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party.

(h) Absence of Liens. Each item of Company Intellectual Property (including all Company Registered Intellectual Property) and all Intellectual Property licensed to the Company or its Subsidiaries, is free and clear of any Liens. The Company is the exclusive owner or exclusive licensee of all material Company Intellectual Property, and the Company has the sole and exclusive right to bring a claim or suit against a third party for infringement, misappropriation or violation of all material Company Intellectual Property.

(i) Intellectual Property Development. To the extent that any material Intellectual Property has been developed or created independently or jointly by any Person other than the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries has, directly or indirectly, provided consideration for such development or creation, the Company or such Subsidiary, as the case may be, has a written agreement with such Person with respect thereto, and the Company or such Subsidiary, as the case may be, thereby has obtained ownership of, and is the exclusive owner of, all such Intellectual Property therein and associated Intellectual Property Rights by operation of law or by valid assignment, and has required the waiver of all non-assignable rights, including all author or moral rights to the maximum extent permitted by applicable Legal Requirements.

(j) Transfer. Neither the Company nor any of its Subsidiaries has (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any material Intellectual Property or material Intellectual Property Rights that is or was Company Intellectual Property, to any other Person or (ii) permitted the Company’s or any of its Subsidiaries’ rights in such material Company Intellectual Property to lapse or enter into the public domain.

(k) Licenses-In. Other than (i) Shrink-Wrapped Code, (ii) Open Source as set forth in Section 2.8(t) of the Company Disclosure Letter and (iii) non-disclosure agreements entered into in the ordinary course of business, Section 2.8(k) of the Company Disclosure Letter lists all Contracts that are material to the business of the Company and its Subsidiaries to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has been granted or provided any Intellectual Property or Intellectual Property Rights by a third party.

(l) Licenses-Out. Other than (i) written non-disclosure agreements and (ii) non-exclusive licenses and related agreements with respect thereto (including software and maintenance and support agreements) of current Company Products to end-users (in each case, pursuant to written agreements that have been entered into in the ordinary course of business that do not materially differ in substance from the Company’s standard form(s) which are included in Section 2.8(l)(i) of the Company Disclosure Letter), Section 2.8(l)(ii) of the Company Disclosure Letter lists all contracts, licenses and agreements to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has either generated more than $50,000 in revenue in a fiscal quarter in any of the last three fiscal years or has granted or provided any material Intellectual Property or Intellectual Property Rights and/or current Company Products to third parties.

(m) No Default/No Conflict. All Contracts relating to either (i) material Company Intellectual Property, or (ii) Intellectual Property or Intellectual Property Rights of a third Person licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, are in full force and effect, and enforceable in accordance with their terms. The consummation of the transactions contemplated by this Agreement will neither violate nor by their terms result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, such Contracts. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any term of any such Contracts and, to the Knowledge of the Company, all other parties to such Contracts are in compliance with, and have not materially breached any term of, such Contracts. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay.

(n) No Infringement. The operation of the business of the Company and its Subsidiaries as it is currently conducted or is contemplated to be conducted by the Company and its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Company Product does not infringe or misappropriate and will not infringe or misappropriate when conducted by Parent and/or Surviving Corporation following the Closing, any Intellectual Property Rights of any Person, violate any material right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction. Other than (i) the public or open source technology listed in Section 2.8(t) of the Company Disclosure Letter, (ii) Shrink-Wrapped Code and (iii) the

licenses set forth on Section 2.8(k) of the Company Disclosure Letter, the Company Intellectual Property constitutes all of the material Intellectual Property and material Intellectual Property Rights used in, necessary to or that otherwise would be infringed by the conduct of the business of the Company as it currently is conducted or reasonably contemplated to be conducted, including the design, development, manufacture, use, import and sale of any Company Product. No third party that has licensed Intellectual Property or Intellectual Property Rights to the Company or any of its Subsidiaries has ownership rights or license rights to improvements or derivative works made by the Company or any of its Subsidiaries in such Intellectual Property that has been licensed to the Company or any of its Subsidiaries.

(o) Notice. Neither the Company nor any of its Subsidiaries has received notice from any Person claiming that any Company Product or Company Intellectual Property infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor).

(p) No Third Party Infringement. To the Knowledge of the Company, no person has or is infringing or misappropriating any Company Intellectual Property.

(q) Transaction. Neither this Agreement nor the transactions contemplated by this Agreement, including any assignment to Parent by operation of law as a result of the Merger of any contracts or agreements to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent, any of its subsidiaries or the Surviving Corporation granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent, any of its subsidiaries or the Surviving Corporation, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Parent, any of its subsidiaries or the Surviving Corporation being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(r) Confidentiality and Security. Each of the Company and its Subsidiaries has taken commercially reasonable steps to protect the security of the Company’s Intellectual Property and the Company’s rights in confidential information and trade secrets of the Company and any of its Subsidiaries or provided by any other Person to the Company or any of its Subsidiaries. Without limiting the foregoing, each of the Company and its Subsidiaries has, and enforces, a policy requiring each current and former employees, consultants and contractors to execute sufficient proprietary information and confidentiality agreements and all current and former employees, consultants and contractors of the Company or any Subsidiary that have created any material Company Intellectual Property have executed such agreements.

(s) No Order. No Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, settlement agreement, forbearance to sue, consent, stipulation or similar obligation that restricts in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries or may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(t) Open Source. No Intellectual Property or Intellectual Property Rights of the Company or any of its Subsidiaries, of a third party or in the public domain, that constitutes open source, public source or freeware Intellectual Property, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license or other software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict one’s ability to charge for distribution of or to use software for commercial purposes (collectively “Open Source”), was used in, incorporated into, integrated or bundled with, or used in the development or compilation of, any current Company Products. Section 2.8(t) of the Company Disclosure Letter sets forth a list of all Open Source that is included in, or provided or distributed with any current Company Product and for each use of Open Source: (i) a description of the functionality of the Open Source, (ii) the applicable license terms, (iii) the applicable Company Product, and (iv) to the extent known by the Company, the copyright holder of such Open Source.

(u) Source Code. Neither the Company, any of its Subsidiaries, nor any other Person acting on any of their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code that is Company Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on their behalf to any Person of any Source Code that is Company Intellectual Property. Section 2.8(u) of the Company Disclosure Letter identifies each Contract pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Source Code that is Company Intellectual Property, and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement, could result in the release from escrow of any Source Code that is Company Intellectual Property.

(v) Contaminants. Except for the software keys issued by the Company used to grant access to authorized end users, all current Company Products and material Company Intellectual Property (and all parts thereof) are free of any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such current Company Product or Company Intellectual Property (or all parts thereof) or data or other software of users. The Company has disclosed in writing to Parent all information relating to any problem or issue with respect to any of the current Company Products (or any other Company Intellectual Property) which does, or may reasonably be expected to, materially adversely affect the value, functionality or fitness for the intended purpose of any current Company Product or Company Intellectual Property.

(w) Government Funding. No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Intellectual Property and (b) no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to the Company Intellectual Property.

(x) Indemnification. Neither the Company nor any of its Subsidiaries is party to or bound by any agreement of indemnification or any guaranty (other than any agreement of indemnification that has been entered into in the ordinary course of business that does not materially differ in substance from the Company’s standard form(s) which are included in Section 2.8(l)(i) of the Company Disclosure Letter).

(y) Limitations. Neither the Company nor any of its Subsidiaries is party to or bound by any Contract containing any covenant (a) limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or material Intellectual Property Rights (other than pursuant to the terms of Contracts set forth in Section 2.8(k) of the Company Disclosure Letter) or compete with any Person in any material line of business or to compete with any person, (b) granting any exclusive distribution rights, (c) providing “most favored nations” or other preferential pricing terms for current Company Products or (d) otherwise having an adverse effect on the right of the Company and its Subsidiaries to sell, distribute or manufacture any Company Products or material Company Intellectual Property or to purchase or otherwise obtain any material software, components, parts or subassemblies.

2.9 Governmental Authorizations. Each material consent, license, permit, grant or other authorization (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of their respective properties, or (ii) which is required for the operation of the Company’s or any of its Subsidiaries’ business as currently conducted or currently proposed to be conducted or the holding of any such interest (collectively, “Governmental Authorizations”) has been issued or granted to the Company or any of its Subsidiaries, as the case may be. The Governmental Authorizations are in full force and effect. As of the date hereof, no suspension or cancellation of any of the Governmental Authorizations is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Governmental Authorizations.

2.10 Litigation. There is no action, suit, claim or proceeding of any nature pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective properties (tangible or intangible) or any of their officers or directors in their capacities as such. There is no investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective properties (tangible or intangible) or any of their officers or directors in their capacities as such by or before any Governmental Entity. There has not been since January 1, 2002, nor are there currently any internal investigations or inquiries being conducted by the Company, the Company’s Board of Directors (or any committee thereof) or, to the Company’s Knowledge, any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

2.11 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation or default in any material respect of any Legal Requirements applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries in such a way as to be material and adverse to the Company and its Subsidiaries, taken as a whole, any material acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company in all material respects as currently conducted.

2.12 Environmental Matters.

(a) Hazardous Material. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has: (i) operated any underground storage tanks at any property that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased, or (ii) released any amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, toxic mold, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies properly and safely maintained (a “Hazardous Material”). No Hazardous Materials are present, as a result of the actions of the Company or any of its Subsidiaries or any affiliate of the Company, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released, removed or exposed its Employees or others to Hazardous Materials or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in material violation of any Legal Requirement or in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Permits. The Company and its Subsidiaries currently hold all Permits (the “Company Environmental Permits”) necessary for the conduct of their Hazardous Material Activities and other businesses of each of the Company and each of its Subsidiaries as such activities and businesses are currently being conducted and as currently proposed to be conducted, except for Permits, the absence of which could reasonably be expected to result in a material liability for the Company or any of its Subsidiaries.

(d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Company’s Knowledge threatened against the Company or any of its Subsidiaries concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its Subsidiaries.

(e) Reports and Records. The Company and each of its Subsidiaries have delivered or made available to Parent all records in the Company’s or each such Subsidiary’s possession concerning the Hazardous Materials Activities of the Company and each of its Subsidiaries relating to their business and all environmental audits and environmental assessments of any Leased Real Property conducted at the request of, or otherwise in the possession of the Company or any of its Subsidiaries.

2.13 Brokers’ and Finders’ Fees; Fees and Expenses. Except for fees payable to Roth Capital Partners, LLC, pursuant to an engagement letter dated January 12, 2005, and to Page Mill Partners pursuant to an engagement letter dated August 26, 2004 and amended as of April 7, 2005, copies of which has been provided to Parent, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby. Section 2.13 of the Company Disclosure Letter sets forth an itemized good faith estimate of the fees and expenses of any accountant, broker, financial advisor, consultant, legal counsel or other Person retained by the Company expected to be incurred by the Company or any of its Subsidiaries in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and all such fees and expenses shall in no event exceed $1,500,000 in the aggregate.

2.14 Transactions with Affiliates. Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

2.15 Employee Benefit Plans and Compensation.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or, within the six years prior to the Effective Time, has been maintained, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or any ERISA Affiliate for the benefit of any Employee, or with respect to which the

Company, any of its Subsidiaries or any ERISA Affiliate has or may have any liability or obligation and any International Employee Plan.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“DOL” shall mean the United States Department of Labor.

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate, excluding consultants and independent contractors who are not individuals.

“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company Options or Company Unvested Common Stock, or any other agreement providing for compensation or benefits) between the Company, any of its Subsidiaries or any ERISA Affiliate and any Employee and with respect to which the Company has or may have any current or future liabilities or obligations. Employee Agreement shall also mean any agreements or contracts with professional employee organizations or which provide for similar arrangements.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other Person under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that, within six years prior to the Effective Time, has been adopted or maintained by the Company, any of its Subsidiaries or any ERISA Affiliate, whether formally or informally, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act.

(b) Schedule. Section 2.15(b)(i) of the Company Disclosure Letter contains an accurate and complete list of each Company Employee Plan and each Employee Agreement.

Section 2.15(b)(ii) of the Company Disclosure Letter sets forth a table setting forth the name and salary of each employee of the Company and each of its Subsidiaries as of the date hereof. To the Knowledge of the Company, no employee listed on Section 2.15(b)(ii) of the Company Disclosure Letter intends to terminate his or her employment for any reason. Section 2.15(b)(iii) of the Company Disclosure Letter contains an accurate and complete list of all Employees (other than accountants, attorneys and investment bankers) that have a consulting or advisory relationship with the Company or any of its Subsidiaries that is currently in effect or which is or may be subject to ongoing obligations.

(c) Documents. The Company and each of its Subsidiaries has provided to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any material amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company or any of its Subsidiaries, (vii) all correspondence to or from any governmental agency relating to any Company Employee Plan other than correspondence that is not reasonably likely to result in a material liability to the Company or any of its Subsidiaries, (viii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (ix) all discrimination tests performed to demonstrate compliance with requirements of the Code for each Company Employee Plan for the three most recent plan years, (x) all prospectuses prepared in connection with each Company Employee Plan and (xi) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan.

(d) Employee Plan Compliance.

(i) The Company and each of its Subsidiaries has performed all material obligations required to be performed by them under, is not in default or violation in any material respect of, and the Company and each of its Subsidiaries has no Knowledge of any material default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code or is maintained pursuant to a prototype or volume submitter plan document. No “prohibited transaction,” within the meaning of Section 4975 of the Code or

Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

(ii) There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company, any of its Subsidiaries or any ERISA Affiliate (other than ordinary administration expenses or liabilities that are set forth on the Company Balance Sheet).

(iii) There are no audits, inquiries or proceedings pending or to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate is subject to any material penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(iv) For the three years preceding the date of this Agreement, the Company and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(e) No Pension Plan. Neither the Company, any of its Subsidiaries nor any current or former ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) No Self-Insured Plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured welfare plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(g) Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has the Company, any of its Subsidiaries or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or any plan described in Section 413 of the Code.

(h) No Post-Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute or where the Company and its Subsidiaries have no outstanding or continuing liability. The Company’s customary past practices with regard to severance packages for terminated Employees are described in Section 2.15(h) of the Company Disclosure Letter (the “Customary Severance Practices”)

(i) COBRA. The Company, each of its Subsidiaries and each ERISA Affiliate has, prior to the Effective Time, materially complied with COBRA and any similar provisions of state law applicable to its Employees. Neither the Company nor any of its Subsidiaries has unsatisfied obligations to any Employees or qualified beneficiaries pursuant to COBRA or any similar state law.

(j) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by the Company or any Subsidiary or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(k) Parachute Payments; 409A. There is no agreement, plan, arrangement or other contract covering any Employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no agreement, plan, arrangement or other contract by which the Company or any of its Subsidiaries is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 2.15(k) of the Company Disclosure Letter lists all persons who the Company reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof. The Company is not party to any contract, agreement or arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code. Prior to the date of this Agreement, the Company has not undergone a change in ownership or effective control as defined in Section 280G of the Code and the regulations promulgated thereunder.

(l) Employment Matters. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Legal Requirements relating to employment, equal opportunity, classification, nondiscrimination, immigration employee safety and health and wages and hours, and in each case, with respect to Employees, does not have any material liability (i) for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, or (ii) payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims (other than routine claims for benefits) or administrative matters pending, or to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. The services provided by each of the Company’s, each Subsidiary’s and their ERISA Affiliates’ Employees are terminable at the will of the Company and its ERISA Affiliates, except to the extent that no payments, benefits or other obligations are or may be or become payable upon or following termination. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement (whether written or unwritten) with any Employee of the Company or any of its Subsidiaries that (i) restricts the right of the Company or any of its Subsidiaries to terminate the employment of any Employee without cause or (ii) obligates the Company or any of its Subsidiaries to pay severance or other benefits (other than as required by COBRA) to any Employee upon termination of such Employee’s employment or provision of services with the Company or any of its Subsidiaries, a change of control of the Company (including entry into an agreement in connection with a potential change of control), or a combination thereof.

(m) Labor. No work stoppage or labor strike against the Company or any of its Subsidiaries is pending, or to the Knowledge of the Company threatened. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. Neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Within the past year, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied, and no terminations prior to the Closing Date shall result in unsatisfied liability or obligation under WARN or any similar state or local law.

(n) International Employee Plan. With respect to each International Employee Plan, and the books and records thereof, (i) such plan is in material compliance with all applicable laws of each applicable jurisdiction; (ii) all material liabilities with respect to such plan are set forth on the Company Balance Sheet or in the notes thereto in accordance with GAAP; and (iii) no such plan is or within the last two calendar years has been the subject of, or has received notice that it is the subject of, an examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program that has given rise to or is reasonably expected to give rise to any material liability.

2.16 Contracts.

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean any of the following to which the Company or any of its Subsidiaries is a party or by which it or its assets are bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) any employment, contractor or consulting Contract with any executive officer or other employee of the Company earning an annual salary in excess of $120,000 or member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(iii) any Contract or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events);

(iv) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets or any interest in any other Person or business enterprise other than the Company’s Subsidiaries not in the ordinary course of business;

(v) any dealer, distributor, joint marketing or development Contract pursuant to which the Company has recognized at least $50,000 in revenue during any fiscal quarter during the last twelve fiscal quarters of the Company under which the Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 30 days or less, or any material Contract pursuant to which the Company or any of its Subsidiaries have continuing material obligations to jointly develop any Intellectual Property or Intellectual Property Rights that will not be owned, in whole or in part, by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of 30 days or less;

(vi) any Contract required to be disclosed in Section 2.8(l)(ii) or Section 2.8(k) of the Company Disclosure Letter or any subsection thereof;

(vii) any Contract containing any material support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, other than (i) those obligations that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company or its Subsidiaries or (ii) Contracts that do not differ materially in substance from the Company’s standard forms included in Section 2.8(l)(ii) of the Company Disclosure Letter;

(viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements which are currently in effect or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables in the ordinary course of business;

(ix) any material Lease Document;

(x) any material agreement related to the settlement of litigation or claims against the Company or any of its Subsidiaries entered into within five years prior to the date of this Agreement and with any continuing obligations;

(xi) any other Contract not disclosed elsewhere in this Section 2.16 that has an aggregate value of $250,000 or more in any individual case or any material Contract which relates to one of the Company’s customers or affiliates listed on Section 2.16(a)(xi) of the Company Disclosure Letter which sets forth a list of the Company’s top 10 end user customers by related revenue for the four fiscal quarters ended December 31, 2004; or

(xii) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which could reasonably be expected to have a Material Adverse Effect on the Company.

(b) Schedule. Section 2.16(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof which are described in Sections 2.16(a)(i) through 2.16(a)(xii) hereof, setting forth for each such Company Material Contract, the subsections of Section 2.16(a) applicable to such Company Material Contract.

(c) No Breach. Assuming due execution by the counterparty thereto, all Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, could not reasonably be expected to be material to the Company. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(d) Consents. The Company is not party to, subject to, or bound by any agreement that (i) requires the Company to give any notice to any third party regarding the transaction contemplated by this Agreement or (ii) that would give any third party any option, right of first refusal or offer, right of negotiation or similar right with respect to the acquisition of the Company, any Subsidiary or any of their respective assets, or the licensing of any Company Intellectual Property.

2.17 Insurance. The Company has provided or made available to Parent true, correct and accurate summaries of all insurance policies and fidelity bonds material to the business of the Company and its Subsidiaries. There is no material claim by the Company or any of its Subsidiaries pending under any of the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its

Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

2.18 Export Control Laws. The Company and each of its Subsidiaries has at all times conducted its export transactions in accordance with (i) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(a) The Company and each of its Subsidiaries has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (i) the export and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b) The Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals;

(c) There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals;

(d) To the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that may give rise to any future claims; and

(e) No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.

(f) Section 2.18 of the Company Disclosure Letter sets forth the true, complete and accurate export control classifications applicable to the Company’s products, services, software and technologies.

2.19 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries (including any of their officers or directors) nor, to the Knowledge of the Company, any of their respective agents, distributors employees or other Person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Legal Requirements applicable to the Company or any of its Subsidiaries in any jurisdiction other than the United Sates (collectively, the “FCPA”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established sufficient internal controls and procedures to reasonably ensure compliance with the FCPA and has made available to Parent all such documentation.

2.20 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the preliminary and definitive proxy statements to be filed by the Company with the SEC in connection with the Merger (collectively, the “Proxy Statement”) will not, on each relevant filing date, on the date of mailing to the Company’s shareholders and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in a supplement to the Proxy Statement, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

2.21 Board Approval. The Board of Directors of the Company has, by resolution adopted by unanimous vote at a meeting of all Directors duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”) has duly (i) determined that the Merger is fair to, and in the best interest of, the Company and its shareholders and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the shareholders of the Company approve and adopt this Agreement and approve the Merger and directed that such matter be submitted to the Company’s shareholders at the Company Shareholders’ Meeting.

2.22 Fairness Opinion. The Company’s Board of Directors has received a written opinion from Roth Capital Partners, LLC, dated as of May 9, 2005, a copy of which has been delivered to Parent, that, as of such date, the Merger Consideration is fair to the Company’s shareholders from a financial point of view (the “Fairness Opinion”).

2.23 Rights Plan. The Company has taken all action so that (i) Parent shall not be an “Acquiring Person” under the Company Rights Agreement solely by virtue of the entering into of this Agreement and the performance of the transactions contemplated hereby, including the Merger, and (ii) the entering into of this Agreement and the Merger and the performance of the transactions contemplated hereby will not result in the grant of any rights to any person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of California. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

3.2 Authority; Necessary Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other action is required on the part of Parent and Merger Sub to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Agreement of Merger pursuant to California Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery of this Agreement by the Company, constitute the valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(b) Necessary Consents. No consent, approval, order, authorization, registration, declaration or filing with any Governmental Entity, or any third party, is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the Necessary Consents; and (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filing.

(c) No Conflict. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of the Certificate of Incorporation, Articles of Incorporation or bylaws of such entity, (ii) subject to obtaining the Necessary Consents, conflict with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible) is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any contract filed by Parent with the SEC, except, in each case under the preceding clauses (i), (ii) and (iii), for any conflicts, violations, breaches or defaults which would not materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated.

3.3 Capital Resources. Parent has, and will have available to it upon the consummation of the Merger, sufficient capital resources to pay the Merger Consideration and to consummate all of the transactions contemplated by this Agreement.

3.4 Information Supplied. The information supplied or to be supplied by or on behalf of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement, will not contain, on the date of the mailing to the Company’s shareholders and at the time of the Shareholders’ Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which is required to be set forth in a supplement to the Proxy Statement, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in the Proxy Statement.

ARTICLE IV

CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or disclosed in Section 4.1 of the Company Disclosure Letter or to the extent that Parent shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, (ii) pay its debts and Taxes when due (except to the extent disputed in good faith provided adequate reserves have been established), pay or perform other material obligations when due, and (iii) use commercially reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

(b) Required Consent. Without limiting the generality of Section 4.1(a), except as otherwise expressly contemplated by this Agreement, and except as provided in Section 4.1 of the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Enter into any new line of business;

(ii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock

(except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent) or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(iii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of Company Unvested Common Stock at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(iv) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than: (A) issuances of Company Common Stock upon the exercise of Company Options or Company Warrants existing on the date hereof in accordance with their present terms and (B) issuance of shares of Company Common Stock to participants in the Company Purchase Plan pursuant to the terms thereof;

(v) Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(vi) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company;

(vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

(viii) Sell, lease, license, encumber or otherwise dispose of any properties or assets except the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries or the licenses of current Company Products, in each case, in the ordinary course of business and in a manner consistent with past practice and except for (A) Liens for taxes not yet due and payable, (B) statutory Liens securing payments not yet due and (C) Liens that do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby;

(ix) Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (a) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it, or (b) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practices;

(x) Except as required by GAAP or the SEC as concurred in by its independent auditors, make any change in its methods or principles of accounting;

(xi) Make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any agreement, settle any material claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes or amend any material Return;

(xii) Except in the ordinary course of business consistent with past practices, enter into any licensing, distribution, sponsorship, advertising, merchant program, encoding services, hosting or other similar contracts, agreements, or obligations which may not be canceled without penalty by the Company or its Subsidiaries upon notice of 30 days or less or which provide for express payments by or to the Company or its Subsidiaries in an amount in excess of $250,000 in any one year or which involve any exclusive terms of any kind which are binding on the Company;

(xiii) Cancel or terminate without reasonable substitute policy therefor any insurance policy naming the Company as a beneficiary or a loss payee without notice to Parent;

(xiv) Revalue any of its assets or make any change in accounting methods, principles or practices other than as required by Legal Requirements promulgated or first effective after the date of this Agreement;

(xv) Commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets;

(xvi) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality, standstill or similar agreement to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

(xvii) Except as required by Legal Requirements or Contracts currently binding on the Company or its Subsidiaries, (1) increase in any manner the amount of compensation or fringe benefits of, pay or grant any bonus, change of control, severance or termination pay to any Employee or director of the Company or any Subsidiary of the Company, (2) adopt or amend (except to the extent necessary to maintain the tax-qualified status of such Company Benefit Plan) any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (3) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Unvested Common Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, or (4) enter into any Employee Agreement or indemnification agreement with any Employee (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”) or enter into any collectively bargained agreement;

(xviii) Grant any exclusive rights with respect to any Company Intellectual Property;

(xix) Enter into or renew any Contracts containing, or otherwise subject the Surviving Corporation or Parent to, any non-competition, exclusivity, “most favored nations” or other preferential pricing or other material restrictions on the Company or the Surviving Corporation or Parent, or any of their respective businesses, following the Closing;

(xx) Hire non-officer employees other than in the ordinary course of business consistent with past practice or hire officers or directors;

(xxi) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice or pursuant to existing credit facilities in the ordinary course of business consistent with past practice;

(xxii) Make or commit to make capital expenditures exceeding $100,000 individually or $250,000 in the aggregate;

(xxiii) Modify or amend in a manner adverse in any material respect to the Company, or terminate any Company Material Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse in any material respect to the Company, other than any modification, amendment or termination of any such Company Material Contract in the ordinary course of business, consistent with past practice;

(xxiv) Enter into any Contract requiring the Company or any of its Subsidiaries to pay in excess of an aggregate of $250,000; or

(xxv) Take, commit, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(b)(i) through 4.1(b)(xxiv) hereof, or any other action that would prevent the Company from performing, or cause the Company not to perform in all material respects, its covenants or agreements hereunder.

4.2 Procedures for Requesting Parent Consent. Notwithstanding Section 8.2, if the Company desires to take any action which would be prohibited pursuant to Section 4.1(b) hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to the individuals identified on Schedule 4.2 hereof, and may not take such action until such consent in writing (including by way of reply email) has been received from one of such individuals.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company, in consultation with Parent, will prepare and file with the SEC preliminary proxy materials that will constitute the Proxy Statement. The Proxy Statement shall include the notice to shareholders required by Section 1301 of the California Corporations Code that dissenters’ rights will be available. As promptly as practicable after any comments are received from the SEC thereon (or upon notice from the SEC that no such comments will be made), the Company shall, in consultation with Parent, prepare and file any required amendments to, and the definitive, Proxy Statement with the SEC. The Company will notify Parent promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly inform Parent of such occurrence and will, in consultation with Parent, file with the SEC or its staff, and/or mail to shareholders of the Company, such amendment or supplement. The Company shall provide Parent (and its counsel) with a reasonable opportunity to review and comment on the preliminary Proxy Statement and any amendment or supplement thereto prior to filing such with the SEC, and will provide Parent with a copy of all such filings made with the SEC. The Company will cause the Proxy Statement to be mailed to its shareholders as soon as practicable after the definitive Proxy Statement is filed with the SEC. Parent shall also use commercially reasonable efforts to take any action required to be taken by it under any applicable securities laws in connection with the conversion of Company Options (other than Non-Employee Options) into options to acquire shares of common stock, par value $0.00067 per share, of Parent (“Parent Common Stock”), and the Company shall furnish any information concerning the Company and the holders of Company Common Stock and Company Options as may be reasonably requested in connection with any such action.

5.2 Meeting of Company Shareholders; Board Recommendation.

(a) Meeting of Company Shareholders. The Company will take all action necessary in accordance with California Law and its Articles of Incorporation and Bylaws to call, hold and convene a meeting of its shareholders, promptly following the mailing of the Proxy Statement to such shareholders, to consider adoption and approval of this Agreement and approval of the Merger (the “Shareholders’ Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the mailing of the Proxy Statement to the Company’s shareholders. Subject to Section 5.3(d), the Company will use all reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by California Law or other Legal Requirements to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of

Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders’ Meeting. The Company shall cause the Shareholders’ Meeting to be called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Shareholders’ Meeting are solicited in compliance with California Law, its Articles of Incorporation and Bylaws and all other applicable Legal Requirements. Parent shall vote, or cause to be voted, all of the shares of Company Common Stock (if any) then owned by it, Merger Sub or any of its Subsidiaries, in favor of the adoption and approval of this Agreement and approval of the Merger.

(b) Board Recommendation. Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of the Company shall unanimously recommend that its shareholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Shareholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company’s shareholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Shareholders’ Meeting, and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or resolve or publicly propose to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of its Board of Directors that the Company’s shareholders vote in favor of adoption and approval of this Agreement and approval of the Merger. Without limitation, the recommendation of the Company Board of Directors shall be deemed to have been modified in a manner adverse to Parent if the recommendation shall no longer be unanimous.

5.3 Acquisition Proposals.

(a) No Solicitation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, induce or knowingly facilitate or encourage any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) subject to Section 5.3(c), participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action reasonably likely or intended to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 5.3(c), engage in discussions with any Person with respect to any Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(d)), or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. The Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any third parties with respect to any Acquisition Proposal.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that it reasonably believes would lead to an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry; the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided by or on behalf of such Person or group in connection with such Acquisition Proposal, request or inquiry. Upon receipt of an Acquisition Proposal, request or inquiry, the Company shall provide Parent as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide Parent a copy of all written materials subsequently provided by or on behalf of such Person or group in connection with such Acquisition Proposal, request or inquiry.

(ii) The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors could reasonably be expected to consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (following the receipt of the advice of its outside legal counsel (which may be O’Melveny & Myers LLP) and its financial advisor), is, or is reasonably likely to result in, a Superior Offer, the Company may then take the following actions (but only if and to the extent that the Board of Directors of the Company concludes in good faith, following the receipt of advice of the Company’s outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations under applicable law):

(i) Request information from the Person making such Acquisition Proposal to the extent required for the Board of Directors of the Company to become appropriately informed about the Acquisition Proposal that has been made and the Person that made it;

(ii) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (a) (1) concurrently with furnishing any such nonpublic information to such party, the Company gives Parent written notice of its intention to furnish such nonpublic information and (2) the Company receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on the Company’s behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement and (b) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(iii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, the Company gives Parent written notice of the Company’s intention to enter into negotiations with such third party.

(d) Change of Recommendation. In response to the receipt of a Superior Offer, the Board of Directors of the Company may withhold, withdraw, amend or modify its unanimous recommendation in favor of the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to the shareholders of the Company, may recommend that the shareholders of the Company accept the tender or exchange offer and release the Person making the Superior Offer from any “standstill” obligation pursuant to agreements between such Person and the Company (any of the foregoing actions, whether by the Board of Directors of the Company or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (v) are met:

(i) A Superior Offer with respect to the Company has been made and has not been withdrawn;

(ii) The Shareholders’ Meeting has not occurred;

(iii) The Company shall have (a) delivered to Parent written notice (a “Change of Recommendation Notice”) at least three Business Days prior to publicly effecting such Change of Recommendation which shall state expressly (1) that the Company has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (3) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so, (b) provided to Parent a copy of all written materials delivered to the Person or group making the Superior Offer in connection with such Superior Offer (to the extent not previously provided to Parent), and (c) made available to Parent all materials and information made available to the Person or group making the Superior Offer in connection with such Superior Offer;

(iv) During the at least three Business Day period from delivery to Parent of the Change of Recommendation Notice until the effecting of any Change of Recommendation, the Company shall provide Parent with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement, and negotiate in good faith with respect thereto, as would enable the Company to proceed with its recommendation to shareholders in favor of approval and adoption of this Agreement and Approval of the Merger without making a Change of Recommendation.

(v) The Board of Directors of the Company has concluded in good faith, after receipt of advice of its outside legal counsel (which may be O’Melveny & Myers LLP), that, in light of such Superior Offer and after considering any adjustments or negotiations pursuant to the preceding clause (iv), that the failure of the Board of Directors to effect a Change of Recommendation is reasonably likely to result in a breach of its fiduciary obligations to the shareholders of the Company under applicable law; and

(vi) The Company shall not have breached any of the provisions set forth in Section 5.2 or this Section 5.3.

(e) Continuing Obligation to Call, Hold and Convene Shareholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation. The Company shall not submit to the vote of its shareholders any Acquisition Proposal, or publicly propose to do so unless this Agreement has been validly terminated in accordance with Article VII hereof.

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the shareholders of the Company a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).

(g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal,” with respect to the Company, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (a) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries, (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of the Company (including its Subsidiaries taken as a whole), or (d) any liquidation or dissolution of the Company (provided, however, the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal); and

(ii) “Superior Offer,” with respect to the Company, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company as a result of which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction and any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of the Company has in good faith concluded (following the receipt of advice of its outside legal counsel (which may be O’Melveny & Myers LLP) and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the

Person making the offer, to be more favorable, from a financial point of view, to the Company’s shareholders (in their capacities as shareholders) than the terms of the Merger and is reasonably capable of being consummated.

(h) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, agent, representative or affiliate of the Company shall be deemed to be a breach of this Agreement by the Company.

5.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidential Disclosure Agreement dated March 11, 2004, as amended (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) Access to Information. Upon reasonable notice and subject to the Confidentiality Agreement and the requirements of the HSR Act, the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period from the date hereof and prior to the Effective Time to (i) all of the properties, books, contracts, commitments and records of the Company and its Subsidiaries, including all Company Intellectual Property (including access to design processes and methodologies and all source code), (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company and its Subsidiaries as Parent may reasonably request, and (iii) all Employees of the Company and its Subsidiaries as identified by Parent. Subject to the Confidentiality Agreement, the Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request.

(c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.5 Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use commercially reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger, and any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by law or any listing agreement with the Nasdaq or any other applicable national or regional securities exchange or market. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

5.6 Regulatory Filings; Reasonable Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use commercially reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby as promptly as practicable after the date hereof (or as promptly as practicable following the occurrence of any events that cause any such filing, notice, petition, statement, registration, submission or application to be reasonably likely to be required), including, without limitation: (i) Notification and Report Forms with the FTC and the DOJ if required by the HSR Act, (ii) filings under any other comparable pre-merger notification forms reasonably determined by Parent to be required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto, and (iii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of the Company and Parent shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of Parent and the Company need not supply the other (or its counsel) with copies (or in the case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information.

(c) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Efforts. Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of commercially reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

(e) Limitation on Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or the Company or any Subsidiary or affiliate thereof to agree to any Action of Divestiture. The Company shall not take or agree to take any Action of Divestiture without the prior written consent of Parent. For purposes of this agreement, an “Action of Divestiture” shall mean (x) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its subsidiaries or affiliates or of the Company or its Subsidiaries, (y) the imposition of any limitation on the ability of Parent, its subsidiaries or affiliates or the Company or its Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and its Subsidiaries, or (z) the imposition of any impediment on Parent, its subsidiaries or affiliates or the Company or its Subsidiaries under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices. In addition, nothing herein shall require Parent to litigate with any Governmental Entity.

5.7 Notification of Certain Matters.

(a) By the Company. The Company shall give prompt notice to Parent and Merger Sub of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

(b) By Parent. Parent and Merger Sub shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

5.8 Third-Party Consents. As soon as practicable following the date hereof, the Company will use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, including all consents, waivers and approvals set forth in Section 2.3(b) of the Company Disclosure Letter. In connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all material developments and, shall at Parent’s request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. In the event the Merger does not close for any reason, Parent shall not have any liability to the Company or its shareholders for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, waivers and approvals.

5.9 Equity Awards and Employee Matters.

(a) Assumption of Employee Stock Options. At the Effective Time, each then outstanding Company Option (other than Non-Employee Options), whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option (including any applicable stock option agreement or other document evidencing such Company Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each such Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the ratio of the value of the per share Merger Consideration to the average of the average closing prices for a share of Parent Common Stock on the ten trading days ended one trading day prior to the Closing Date (such ratio, the “Option Ratio”), rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Option Ratio, rounded up to the nearest whole cent. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time and the Company shall take any and all actions necessary to provide that the vesting of Company Options of all Company Employees offered an employment position with Parent prior to the Closing Date shall not accelerate in connection with the transactions contemplated by this Agreement, except as otherwise provided in Section 1.6(c), Section 5.9(e) and Section 5.9(f). As soon as reasonably practicable, Parent will use all reasonable efforts to issue to each Person who holds an assumed Company Option a document evidencing the foregoing assumption of such Company Option by Parent and, as a condition to such assumption, each former holder of a Company Option so assumed by Parent shall acknowledge the receipt of the same in exchange for such holder’s Company Option.

(b) Incentive Stock Options. The conversion of Company Options provided for in Section 5.9(a), with respect to any options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

(c) Termination of Company Employee Stock Purchase Plans. Prior to the Effective Time, each of the Company Purchase Plans shall be terminated. The rights of participants in each Company Purchase Plan with respect to any offering period then underway under such Company Purchase Plan shall be determined by treating the last Business Day prior to, or if more administratively advisable, the last payroll date of the Company immediately prior to, the Effective Time, as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under such Company Purchase Plan. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of such the Company Purchase Plan and timely distributing any notices required by the terms of the Company Purchase Plans) that are necessary to give effect to the transactions contemplated by this Section 5.9(c). Any materials to be submitted to participants in the Company Purchase Plan shall be subject to review and approval by Parent.

(d) Termination of 401(k) Plans. Effective as of no later than the day immediately preceding the Closing Date, each of the Company, its Subsidiaries and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company, its Subsidiaries or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require.

(e) Termination of Employees. The Company shall terminate the employment of each Employee not offered an employment position with Parent prior to the Closing Date, no later than immediately prior to the Effective Time. The Company may offer such Employees severance packages consistent with the Customary Severance Practices or as required pursuant to an existing agreement disclosed in the Company Disclosure Letter, provided that no severance payments or benefits shall be extended to any such Employee unless such Employee executes and delivers a form of release in form and substance acceptable to Parent.

(f) Change in Control Agreements. Immediately prior to the Effective Time, all amounts due for payments, acceleration of vesting of equity awards and extension of health benefits which may be due to employees or directors of the Company pursuant to an agreement set forth in Section 2.15(j) of the Company Disclosure Letter, as a result of the consummation of the Merger or the execution of this Agreement, shall be deemed to have been incurred by virtue of the consummation of the Merger. The Company shall treat any conditions other than the consummation of the Merger or the execution of this Agreement (such as actual or constructive termination of employment in connection with the Merger) as satisfied. It is acknowledged and agreed that, upon consummation of the Merger, all further conditions (such as actual or constructive termination of employment in connection with the Merger) set forth in any such agreement shall be deemed satisfied and that all such payments, vesting of equity awards and extension of health benefits shall be made without regard to the occurrence of any subsequent event; provided, (i) that cash payments may be made in lieu of health benefits, (ii) no such cash payments in lieu of health benefits shall be made to any Person who receives health benefits as an employee of Parent following the Effective Time and (iii) such payments, vesting acceleration and health benefits (or payment in lieu thereof) shall be conditioned upon receipt by Parent of a release and waiver of claims and agreement to the foregoing in form and substance reasonably satisfactory to Parent. The Company shall use commercially reasonable efforts to accomplish the foregoing, including obtaining such releases and agreements prior to the Effective Time.

5.10 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options to the extent Form S-8 is available within 60 days after the Effective Time.

5.11 Indemnification.

(a) Indemnity. From and after the Effective Time, Parent will, and will cause the Surviving Corporation to assume without further action by any of the parties, fulfill and honor in all respects the obligations of the Company pursuant to all rights to indemnification and exculpation from liabilities or acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company in its Articles of Incorporation or bylaws or any indemnification agreements between the Company and its directors and officers immediately prior to the Effective Time (the “Indemnified Parties”), subject to applicable law. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of four years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law.

(b) Insurance. For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use best efforts to cause to be maintained directors’ and officers’ liability insurance maintained by the Company covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof for events occurring prior to the Effective Time on terms comparable to those applicable to the current directors and officers of the Company for a period of six years; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage (and to the extent annual premium would exceed 150% of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall use commercially reasonable efforts to cause to be maintained the maximum amount of coverage as is available for such 150% of such annual premium) and provided further, however, that notwithstanding the foregoing, Parent may satisfy its obligations under this Section 5.11(b) by purchasing a “tail” policy under the Company’s existing directors’ and officers’ insurance policy which (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are comparable to the terms and conditions of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof.

(c) Third–Party Beneficiaries. This Section 5.11 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.11.

5.12 Company Rights Plan. The Company shall not redeem the Company Rights or amend or modify (including by delay of the “Distribution Date” thereunder) or terminate the Company Rights Plan prior to the Effective Time unless, and only to the extent that: (i) it is required to do so by order of a court of competent jurisdiction or (ii) its Board of Directors has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of a Change of Recommendation made in accordance with Section 5.3(d), the failure to effect such amendment, modification or termination is reasonably likely to result in a breach of its Board of Directors’ fiduciary obligations to its shareholders under applicable law.

5.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14 FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

5.15 Insurance Approval. The Company shall deliver to Parent at least 15 days prior to the Closing a letter in a form acceptable to Parent validly executed by an officer of the Company, which authorizes Parent’s insurance broker to act as the Company’s insurance broker of record with respect to all insurance policies held by the Company.

5.16 Negotiations Regarding Commercial Arrangement. Parent and the Company will negotiate in good faith to execute a commercially reasonable software license and development agreement within five business days of the date hereof, which agreement will provide: (a) Parent will pay the Company $500,000 upon each of the execution of the agreement and upon July 1, 2005, and will pay the Company $250,000 upon each of July 29, 2005, August 12, 2005, August 26, 2005 and September 10, 2005 so long as the Company is in material compliance with such agreement; (b) the Company shall provide non-recurring time-based engineering services and product resale licenses for the Company’s Secure Global Desktop product in consideration for such payments; and (c) Parent’s obligation to continue payments to the Company, and the Company’s obligation to provide engineering services under such agreement, will terminate upon the first to occur of the Effective Time or the termination of this Agreement in accordance with its terms.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the shareholders of the Company.

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(c) HSR Act. All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby, if applicable, will have expired or terminated early. All other material foreign antitrust approvals reasonably determined by Parent to be required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

6.2 Additional Conditions to the Obligations of Parent. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the date hereof. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case or in the aggregate (other than the representations and warranties of the Company contained in Section 2.2 and 2.20 which shall be true and correct in all material respects), as does not constitute a Material Adverse Effect on the Company at the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c) Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred since the date hereof and be continuing.

(d) No Governmental Restriction. There shall not be any pending or threatened suit, action or proceeding asserted by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) seeking to require Parent or the Company or any Subsidiary or affiliate to effect an Action of Divestiture.

(e) Third Party Consents and Modifications. The Company shall have delivered to Parent all necessary consents, waivers and approvals of parties to any Contract set forth on Exhibit B hereto and shall have modified the agreement listed on Exhibit C hereto in the manner set forth on Exhibit C hereto.

6.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on the date hereof. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not materially impede the authority of Parent or Merger Sub to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken by the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the shareholders of the Company:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by October 31, 2005 or such later date, if any, that Parent and the Company may agree upon in writing (the “End Date”); provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent if the required approval of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain Company shareholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(e) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the shareholders of the Company) if a Triggering Event with respect to the Company or a material breach of Section 5.3 of this Agreement shall have occurred;

(f) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(f) prior to 30 days following the receipt of written notice from the Company to Parent of such breach, provided that Parent continues to exercise commercially reasonable efforts to cure such breach through such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured within such 30 day period);

(g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(g) prior to 30 days following the receipt of written notice from Parent to the Company of such breach, provided that the Company continues to exercise commercially reasonable efforts to cure such breach through such 30 day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by the Company is cured within such 30 day period); and

(h) by Parent, if a Material Adverse Effect on the Company shall have occurred since the date hereof; provided, that if such Material Adverse Effect on the Company is curable by the Company prior to the End Date through the exercise of commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) prior to 30 days following the receipt of written notice from Parent to the Company of such Material Adverse Effect, provided, that the Company continues to exercise commercially reasonable efforts to cure such Material Adverse Effect through such 30 day period.

For the purposes of this Agreement, a “Triggering Event,” with respect to the Company, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger, (ii) it shall have failed to include in the Proxy Statement the unanimous recommendation of its Board of Directors in favor of the adoption and approval of the Agreement and the approval of the Merger, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within five calendar days after Parent requests in writing that such recommendation be reaffirmed, (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.

7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no further liability on the part of any of the parties, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any fraud or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally any filing fee for any Notification and Report Forms filed with the FTC and DOJ under the HSR Act, and premerger notification and reports forms under similar applicable laws of other jurisdictions, in each case pursuant to Section 5.6(a).

(b) Company Payment.

(i) Payment. In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b), (d), or (e), the Company shall promptly, but in no event later than two business days after the date of such termination, pay Parent a fee equal to $1,200,000 in immediately available funds (the “Termination Fee”); provided, that in the case of termination under Section 7.1(b) or 7.1(d): (a) such payment shall be made only if following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to the Company and within 12 months following the termination of this Agreement an Acquisition of the Company is consummated or the Company enters into an agreement providing for an Acquisition of the Company and (b) such payment shall be made promptly, but in no event later than two business days after the consummation of such Acquisition of the Company or the entry into such agreement by the Company.

(ii) Interest and Costs; Other Remedies. The Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent the reasonable costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iii) Certain Definitions. For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to a party hereto, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the equity interests held in such party and retained following such transaction or issued to or otherwise received in such transaction by the shareholders of the party immediately preceding such transaction constitute less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by the party of assets representing in excess of 50% of the aggregate fair market value of the party’s business immediately prior to such sale, or (iii) the acquisition by any Person or group

(including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the party.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of the Company, provided, after approval of the Merger by the shareholders of the Company, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or Nasdaq requires further approval by the shareholders of the Company without such further shareholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

7.5 Extension; Waiver. At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by messenger service, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by telecopy or telefacsimile, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

Sun Microsystems, Inc.

4120 Network Circle

Santa Clara, CA 95054

Attention: Brian Sutphin

Telephone No.: 1-800-555-9786

Telecopy No.: 1-408-276-4601

with copies to:

Sun Microsystems, Inc.

4120 Network Circle

Santa Clara, CA 95054

Attention: Brian Martin

Telephone No.: 1-800-555-9786

Telecopy No.: 1-408-276-4601

and

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Martin W. Korman

Telephone No.: (650) 493-9300

Telecopy No.: (650) 493-6811

if to the Company, to:

Tarantella, Inc.

425 Encinal Street

Santa Cruz, CA 95060

Attention: Chief Executive Officer

Telephone No.: (831) 427-7222

Telecopy No.: (831) 427-5400

with copies to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

Attention: David Makarechian

Telephone No.: (650) 473-2631

Telecopy No.: (650) 473-2601

8.3 Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this

Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole.

(b) For purposes of this Agreement, the term “Knowledge” means, with respect to a party hereto, with respect to any matter in question, that any of the “officers” (as such term is defined in Rule 16a-1(f) promulgated under the Exchange Act) or, in the case of the Company, Alok Mohan or Douglas L. Michels, has actual knowledge of such matter, after inquiry of any of their respective direct reports who would reasonably be expected to have knowledge of such matter.

(c) For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or is reasonably likely to (i) be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impede the authority of such entity, or, in any case, Parent, to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that for purposes of clause (i) above, no loss of customers by the Company resulting from the announcement or pendency of the Merger shall be deemed, in and of itself, to constitute a Material Adverse Effect.

(d) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Voting Agreements (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 5.11.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Chancery Court in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent may assign its rights and delegate its obligations hereunder to its affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

SUN MICROSYSTEMS, INC.

By:	/s/ Alan S. Brenner
Alan S. Brenner
Vice President, Client Systems Group

CHA CHA ACQUISITION CORPORATION

By:	/s/ Brian Martin
Brian Martin
President

TARANTELLA, INC.

By:	/s/ Francis E. Wilde
Francis E. Wilde
Chief Executive Officer and President

****AGREEMENT AND PLAN OF MERGER****

EXHIBIT 2.2

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 9, 2005, by and among Sun Microsystems, Inc., a Delaware corporation (“Parent”), Tarantella, Inc., a California corporation (the “Company”), and the undersigned shareholder (“Shareholder”) of the Company.

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Merger Sub, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company.

B. Pursuant to the Merger, all of the issued and outstanding shares of capital stock of the Company will be canceled and converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

C. As of the date hereof, Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the number of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement.

D. In order to induce Parent to execute the Merger Agreement, Shareholder desires to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of the Company acquired by Shareholder hereafter and prior to the Expiration Date (as defined in Section 1(a) hereof), and desires to vote the Shares and any other such shares of capital stock of the Company so as to facilitate the consummation of the Merger. The execution and delivery of this Agreement and of the attached form of proxy is a material condition to Parent’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a) A Person shall be deemed to “Beneficially Own” a security if such Person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) “Constructive Sale” shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

(c) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof.

(d) “Options” shall mean: (i) all securities Beneficially Owned by Shareholder as of the date of this Agreement that are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, including options, warrants and other rights to acquire shares of Company Common Stock or other shares of capital stock of the Company; and (ii) all additional securities of which Shareholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date that are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, including options, warrants and other rights to acquire shares of Company Common Stock or other shares of capital stock of the Company.

(e) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(f) “Shares” shall mean: (i) all shares of capital stock of the Company Beneficially Owned by Shareholder as of the date of this Agreement; and (ii) all additional shares of capital stock of the Company of which Shareholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of Options.

(g) “Transfer” shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (excluding transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing, excluding any Transfer pursuant to a court order.

2. No Transfer of Shares or Options. Shareholder agrees that, at all times during the period beginning on the date hereof and ending on the Expiration Date, Shareholder shall not cause or permit any Transfer of any Shares or Options, or make any agreement relating thereto, in each case without the prior written consent of Parent. Shareholder agrees that any Transfer in violation of this Agreement shall be void and of no force or effect.

3. No Transfer of Voting Rights. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not deposit (or permit the deposit of) any Shares or Options in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares or Options.

4. Agreement to Vote Shares. Until the Expiration Date, at every meeting of shareholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of shareholders of the Company with respect to any of the following, Shareholder shall vote, to the extent not voted by the Person(s) appointed under the Proxy (as defined below), the Shares or cause the Shares to be voted:

(i) in favor of adoption and approval of the Merger Agreement, in favor of approval of the Merger and its principal terms and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, and against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (B) any sale, lease, license or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company other than an August Financing in compliance with Section 5.3 of the Merger Agreement, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

Prior to the Expiration Date, Shareholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section 4.

5. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent an irrevocable proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares.

6. Representations, Warranties and Covenants of Shareholder. Shareholder represents, warrants and covenants to Parent as follows:

(i) Shareholder is the Beneficial Owner of the shares of Company Common Stock and the options and warrants to purchase shares of Company Common Stock indicated on the signature page of this Agreement.

(ii) Shareholder does not Beneficially Own any shares of capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company, other than as set forth on the signature page hereto.

(iii) Shareholder has the full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares.

(iv) As of the date hereof, the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances of any kind or nature, in each case that would impair Shareholder’s ability to fulfill its obligations under Section 4. The execution and delivery of this Agreement by Shareholder do not, and Shareholder’s performance of its obligations under this Agreement will not conflict with or violate any order, decree, judgment or agreement applicable to Shareholder or by which Shareholder or any of Shareholder’s properties or Shares is bound.

(v) Shareholder has full power and authority to make, enter into and carry out the terms of this Agreement, the Proxy and any other related agreements to which Shareholder is a party.

(vi) Shareholder agrees that it will not take any action that the Company has agreed not to take pursuant to Section 5.3 of the Merger Agreement and will take all actions that the Company has agreed to take pursuant to Section 5.3 of the Merger Agreement.

(vii) Shareholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by Shareholder, either alone or together with the other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the board of directors of the Company, breaches any fiduciary duty of the board of directors of the Company or any member thereof.

(viii) Shareholder hereby agrees and covenants that, as soon as practicable after the date hereof, Shareholder shall take any and all actions reasonably necessary to suspend (until the Expiration Date) or terminate any and all plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act to which such Shareholder is a party that relate to the Shares (each, a “10b5-1 Plan”).

7. Additional Documents. Shareholder and the Company hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

8. Consents and Waivers. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which Shareholder is a party or subject or in respect of any rights Shareholder may have. Shareholder further consents to the Company placing a stop transfer order on the Shares with its transfer agent(s) in accordance with this Agreement until the Expiration Date.

9. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

10. Company Covenants. The Company agrees to make a notation on its records and give instructions to its transfer agent(s) to not permit, during the term of this Agreement, the transfer of any Shares.

11. Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Shareholder agrees that Shareholder will not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

12. Miscellaneous.

(a) Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if sent via facsimile (receipt confirmed), or (iii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered to the parties at the following addresses or facsimile numbers (or pursuant to such other instructions as may be designated in writing by the party to receive such notice):

(i) if to Parent, to:

Sun Microsystems, Inc.

4120 Network Circle

Santa Clara, CA 95054

Attention: Brian Sutphin and Brian Martin

Facsimile: 1-408-276-4601

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention: Martin W. Korman

Facsimile: (650) 493-6811

(ii) if to Company, to:

Tarantella, Inc.

425 Encinal Street

Santa Cruz, CA 95060

Attention: Chief Executive Officer

Facsimile: (831) 427-5400

with a copy to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

Attention: David Makarechian

Telecopy No.: (650) 473-2601

(iii) if to Shareholder: To the address for notice set forth on the signature page hereof.

(c) Headings. All captions and section headings used in this Agreement are for convenience only and do not form a part of this Agreement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Amendment. This Agreement and the Proxy constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be changed or modified, except by an agreement in writing specifically referencing this Agreement and executed by each of the parties hereto.

(f) Severability. In the event that any provision of this Agreement, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Chancery Court in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

(h) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(i) Remedies. The parties acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(j) Attorneys’ Fees and Expenses. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by either party, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

(k) Binding Effect; No Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

(l) Scope of Agreement. This Agreement shall only apply to Shareholder in Shareholder’s capacity as a shareholder of the Company and shall not be construed, except as set forth in Section 6(vi) hereof, to limit acts taken by Shareholder in his or her capacity as an officer or director of the Company.

(m) Legal Counsel. Shareholder acknowledges that counsel to the Company has represented the Company in connection with the Merger Agreement and the transactions contemplated thereby, and further acknowledges and agrees as follows: (i) counsel to the Company is not representing the interests of Shareholder and Shareholder is not relying on counsel to the Company in determining whether to enter into this Agreement; and (ii) Shareholder has been advised to seek independent counsel, to the extent Shareholder deems it appropriate, to protect Shareholder’s interests in connection herewith or therewith.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

SUN MICROSYSTEMS, INC.	SHAREHOLDER:

By:
Name:	Signature
Title:

Print Name

TARANTELLA, INC.

By:	Address
Name:
Title:
Shares and Options:

Company Common Stock: _____________________________
Company Options: ___________________________________

[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A

IRREVOCABLE PROXY

The undersigned shareholder (“Shareholder”) of Tarantella, Inc., a California corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Brian Sutphin and Brian Martin of Sun Microsystems, Inc., a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), in accordance with the terms of this Proxy until the Expiration Date (as defined in the that certain Voting Agreement, dated of even date herewith, by and among Parent, the Company and Shareholder (the “Voting Agreement”)). The Shares beneficially owned by the undersigned shareholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined in the Voting Agreement).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to the Voting Agreement, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger, dated as of May 9, 2005, by and among Parent, Cha Cha Acquisition Corporation, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the “Merger”), and Shareholder is receiving a portion of the proceeds of the Merger.

The attorneys-in-fact and proxies named above are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date (as defined in the Voting Agreement), to act as the undersigned’s attorney-in-fact and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of shareholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of adoption and approval of the Merger Agreement, in favor of approval of the Merger and its principal terms and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, and against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (B) any sale, lease, license or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company other than an August Financing in compliance with Section 5.3 of the Merger Agreement, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The attorneys-in-fact and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above, and Shareholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of Page Intentionally Left Blank]

*****

2

This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date (as defined in the Voting Agreement).

Dated: May 9, 2005

Signature

Print Name

Address

Shares and Options:

Company Common Stock: _____________________

Company Options: ___________________________

[SIGNATURE PAGE TO PROXY]

EXHIBIT 99.1

SUN TO ACQUIRE TARANTELLA, INC.

SANTA CLARA, CALIF. — May 10, 2005 — Sun Microsystems, Inc. (NASDAQ: SUNW) and Tarantella, Inc. (OTC: TTLA.OB) today announced that they have entered into a definitive agreement pursuant to which Sun will acquire Tarantella for a cash purchase price of $0.90 per share, or approximately $25 million in the aggregate, and assumption of employee stock options. Tarantella is a leading provider of software that enables organizations to access and manage information, data and applications across virtually all platforms, networks and devices.

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of Tarantella’s shareholders. The transaction is expected to be completed in the first quarter of Sun’s fiscal year 2006.

Sun will be hosting a conference call for press and analysts later today to discuss this transaction in more detail. For more information please contact Stephanie Von Allmen in Sun public relations department at 650-786-8589.

This press release includes forward-looking statements that are subject to certain risks and uncertainties. Actual results may differ materially from the results contemplated in these forward-looking statements. Statements regarding the expected date of completion of the transaction in the first quarter of Sun’s fiscal year 2006 and other statements included herein are forward-looking statements and subject to risks and uncertainties, including among others: uncertainties as to the timing of the merger, approval of the transaction by Tarantella’s shareholders and the satisfaction of closing conditions to the transaction, including closing conditions related to the consent of third parties.

About Tarantella, Inc.

Tarantella, Inc. (OTC: TTLA.OB) is a leading provider of secure application access software. Tarantella’s Secure Global Desktop family of products enables organizations to access and manage information, data and applications across virtually all platforms, networks and devices. Secure Global Desktop allows enterprise customers to web-enable any enterprise application without costly rewrites, bridging the gap between vendors and ensuring that customers have complete access to business-critical information. Using Tarantella’s software, customers realize the benefits of secure corporate data, maximizing return on existing IT assets and improved productivity. The company markets its products through the Internet, key industry partners, and a worldwide distribution network. Tarantella is headquartered in Santa Cruz, Calif. For more information, please visit the Tarantella web site at http://www.tarantella.com. Tarantella, Secure Global Desktop and the Tarantella logo are trademarks or registered trademarks of Tarantella, Inc. in the United States and other countries. All other brand and product names are or may be trademarks of, and are used to identify the products or services of, their respective owners.

About Sun Microsystems, Inc.

Since its inception in 1982, a singular vision - “The Network Is The ComputerTM” - has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 100 countries and on the World Wide Web at http://sun.com

Additional Information

Tarantella will file a proxy statement and other documents regarding the proposed transaction described in this press release with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND SUCH OTHER MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TARANTELLA AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of Tarantella seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by Tarantella with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of cost by directing a request to Investor Relations, Tarantella, Inc. at 425 Encinal Street, Santa Cruz, CA 95060 or 831 427 7222.

Tarantella’s directors and executive officers may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies from Tarantella stockholders in connection with the proposed transaction. Information about Tarantella’s directors and officers can be found in Tarantella’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement and other documents regarding the proposed transaction when they become available.

Sun, Sun Microsystems, the Sun logo, Solaris, Java, N1 and The Network Is The Computer are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

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